Exhibit 99.1

News Release
For immediate release Calgary, Alberta July 14, 2011 TSX: OPC

OPTI Canada Provides Operational Update

OPTI Canada Inc. (“OPTI” or the “Company”) today announced an update on its joint venture operations over the second quarter of 2011.

OPERATIONAL UPDATE
Long Lake bitumen production for the second quarter of 2011 averaged approximately 27,900 barrels per day (bbl/d) (9,800 bbl/d net to OPTI), an increase over the first quarter average of approximately 25,500 bbl/d (8,900 bbl/d net to OPTI). Steam injection also increased to average approximately 152,000 bbl/d following the scheduled hot lime softener maintenance in April, compared to 146,000 bbl/d in the previous quarter. Production improvements are a result of higher steam injection, continued well optimizations and ramp up of new wells at Pad 11. Production at the end of June was approximately 30,000 bbl/d (10,500 bbl/d net to OPTI).

Operating costs for the first two quarters of 2011 increased due to planned and unplanned maintenance, and initiatives to increase plant reliability and improve well performance. The second quarter included planned maintenance on the second hot lime softener and a Cogeneration unit, as well as unplanned maintenance on gasifiers and steam generators. The third hot lime softening unit and remaining Cogeneration unit are scheduled for similar maintenance in August. Despite increased operating costs, OPTI achieved its first quarterly positive net field operating margin in the amount of $2 million during the second quarter.

We currently have 86 well pairs capable of production and 2 in circulation mode. We have implemented modifications to increase the capacity of our water disposal and plan to add further capacity later this year.

Including steam to wells currently in circulation mode or early in the ramp-up cycle, our recent all-in steam-to-oil ratio (“SOR”) average is approximately 5.4. We expect that our long-term SOR will range between 3.0 and 4.0. We do not expect to reach this long-term SOR range until 2012 or later. The SOR for our original 90 well pairs is expected to be in the high end of this range.

Upgrader units performed consistently during the quarter, processing the majority of our produced bitumen as well as approximately 9,200 bbl/d (3,200 bbl/d] net to OPTI) of externally-sourced bitumen. Our Upgrader on-stream time averaged 98 percent for the second quarter, up from 93 percent in the previous quarter. Premium Sweet Crude (“PSC™”) yields averaged 70 percent over the quarter, down slightly from the previous quarter average of 74 percent. The decrease was primarily due to the planned maintenance in April and yields have returned to previous levels. We continue to expect yields to increase to the design rate of 80 percent as operations are optimized. For the remainder of 2011 we expect to purchase externally-sourced bitumen when economically beneficial.

In November 2010, we announced that we expected Long Lake bitumen production volumes to average between 38,000 and 45,000 bbl/d (between approximately 13,000 and 16,000 bbl/d net to OPTI) for 2011. Based on lower than expected production since making this forecast, we do not expect to achieve this range.

Through operational experience gained over time, we have improved our understanding of the Long Lake reservoir. With this experience, we recognize that a portion of our initial 90 well pairs will not meet production expectations. We are addressing this primarily by the accelerated development of well pads. While many of our wells will perform according to expectations, we do not expect to reach gross production rates over 50,000 bbl/d until Pads 12 and 13 are on-stream for a period of time. Pads 12 and 13 are scheduled to come on-stream in 2012 and will begin to ramp up shortly thereafter. Multiple initiatives are underway to support the production increases and operational performance improvements at the Long Lake Project (the “Project”):

•	Bitumen production is expected to ramp up as the Project maintains reliable surface operations with steam chambers developing and as we continue working through high water saturation zones;
•	We expect increasing production from Pad 11, where most of the well pairs have turned to production mode;
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A supply line to increase the Project’s natural gas inlet capacity is complete and expected to be online early next quarter. Increasing this capacity is expected to enable greater independence between SAGD operations and the Upgrader by allowing us to maintain full steam production rates during periods of Upgrader downtime;

•	We have begun the drilling of 18 well pairs in a high-quality area of our reservoir at Pads 12 and 13;
•	We are evaluating the accelerated development of Pads 14 and 15 also to be located in what we expect to be a high-quality area of the reservoir. These wells could be available for production by 2014;
•	As a greater number of wells from future pads become available for production, we expect to direct steam toward the better parts of the resource; and
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We are evaluating the addition of a diluent recovery unit (“DRU”) that is expected to improve operating flexibility (further capital spending to develop this potential project requires approval by OPTI’s board of directors and may be considered later this year).

In addition to these initiatives, and aligned with the objective to expand production from our resource areas, we are evaluating where it is most efficient to add steam capacity and strategically place wells. These preliminary optimization plans consider adding once-through steam generation capacity as well as advancing bitumen production from Kinosis which could be tied-in to the Long Lake Upgrader.

Concurrently, OPTI and Nexen Inc. continue to evaluate developing SAGD projects in 10,000 to 40,000 bbl/d bitumen stages at Kinosis. Sanctioning the first stage of Kinosis is planned for 2012 subject to a number of factors including: improvement in our financial position; performance at Long Lake; the cost estimate to develop Kinosis; the commodity price environment; and stability in the financial markets.

Effective April 1, 2011 OPTI exercised a deferred payment funding option to continue advancing engineering and execution plans for Kinosis to the end of May 2011. During the second quarter of 2011, OPTI further elected to extend this option to the end of September 2011. We retain all of our other rights under the joint venture agreement and we have the discretion to resume funding of our proportionate share of Kinosis costs. OPTI’s proportionate share of deferred costs (plus applicable interest) to June 30, 2011 is approximately $10 million.

The performance of SAGD operations and the Upgrader may differ from our expectations. There are a number of factors related to the characteristics of the reservoir and operating facilities that could cause bitumen and PSC™ production to be lower than anticipated. See “Risk Factors – Operating Risks” in our management’s discussion and analysis for the year ended December 31, 2010.

LIQUIDITY
At June 30, 2011, OPTI had approximately $189 million in cash and cash equivalents. In addition, we hold restricted cash of US$73 million in an interest reserve account associated with our US$300 million First Lien Notes.

OPTI achieved a positive net field operating margin of $2 million for the second quarter of 2011, an improvement from a loss of $8 million in the first quarter. The positive net field operating margin was primarily the result of higher bitumen production and improved West Texas Intermediate prices. We define our net field operating margin or loss as sales related to petroleum products net of royalties and power sales minus operating expenses, diluent and feedstock purchases, and transportation costs.

OPTI announced on July 13, 2011 that it had reached agreement with a committee of Secured Notes holders to restructure the Company’s balance sheet under the Companies’ Creditors Arrangement Act (“CCAA”). More information about OPTI’s restructuring process can be found at www.opticanada.com.

About OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada. Our first project, the Long Lake Project, has a design capacity for 72,000 barrels per day (bbl/d), on a 100 percent basis, of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses our proprietary OrCrude™ process, combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is designed to produce up to 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC™). Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc. (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

FORWARD-LOOKING INFORMATION
All amounts are in Canadian dollars unless specified otherwise. Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the planned levels and expected increases of bitumen (oil) production and PSC™ production at the Long Lake Project; the expected selling price of the PSC;, OPTI’s other business prospects, expansion plans and strategies; the cost, development, operation and maintenance of the Project as well as future expansions thereof, and OPTI’s relationship with Nexen; the expected improvement to water handling; the expected low production levels in August 2011 due to planned maintenance; the potential reservoir complexities of the Project such as high water saturation zones; the development and expected performance of well pads and timing of wells coming on production; the expected SOR range for the Project and time expected to reach this range; the expected SOR for our original 90 well pairs; the expected continuance of a high level of on-stream time; the anticipated impact and timing of a natural gas supply line to provide expected operating flexibility; the anticipated impact of additional steam capacity and resulting increase in bitumen production from resource areas; the anticipated impact of a DRU to provide expected operating flexibility; the expected feedstock purchases for the Project when economically beneficial; the expected increase to production rates from Pads 12 and 13; expectations regarding our 2011 bitumen forecast; the expected increase in PSC™ yields; the potential to approve a development plan for Kinosis and its expected cost; the potential sanctioning of Kinosis and its timing; our expected proportionate share of deferred costs at Kinosis; the expected requirement of additional financial resources to develop future expansions at Kinosis and beyond; and the final outcome of OPTI’s restructuring under the CCAA. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. Actual events or results may differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the availability and costs of financing; oil prices and market price for PSC™ and Premium Synthetic Heavy; and foreign currency exchange rates and derivative instruments risks. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form, filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies. Additional information relating to our Company can be found at www.sedar.com.

For further information please contact:
Krista Ostapovich, Investor Relations
(403) 218-4705
ir@opticanada.com

OPTI Canada Inc.
Suite 1600, 555 – 4th Avenue SW
Calgary, Alberta, Canada T2P 3E7
(403) 249-9425

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